FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

February 8, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is February 8, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides an update on the exploration of its Argentinean uranium properties.

Item 5.	Full Description of Material Change

The Issuer provides an update on the exploration of its Argentinean uranium properties.

Preliminary (first stage) mapping, sampling and radiometric surveys have been completed on the following properties: Alemania, Amblayo, Las Conchas, Chiflon, Los Colorados, Niquelina, Purisima and Paicone. A report has been received on the Alemania property and reports on the remaining properties are in progress.

On the Alemania property, uranium-copper-silver mineralization occurs in a series of conformable, siltstone-mudstone-limestone beds within a fault-controlled, continental basin measuring about 4.5 km (N-S) by about 1.8 km (E-W).  Numerous areas of anomalous radioactivity were noted within an approximate 100 metre section of the Late Cretaceous Yacoraite Formation (sandy limestone, calcarious sandstone, thin bedded siltstone and mudstone).  Secondary copper minerals were commonly noted in the areas of anomalous radioactivity.

The areas of anomalous radioactivity and secondary (oxide) copper minerals are contained within a number of thin (less than one metre) beds of laminated gray siltstone and calcarious sandstone within the approximately 100 metre section of the Yacoraite Formation.

The maximum assay values obtained for uranium, copper and silver are respectively: 1,540 ppm (0.15%); 35,400 ppm (3.5%) and 46.5 ppm (1.45 oz/ton).  Of the 62 samples collected from the property, 31 contained in excess of 500 ppm (0.05% or 1lb/ton) uranium, 29 contained in excess of 1% copper and 29 contained in excess of 20 ppm (g/t) silver.

From this preliminary work, uranium mineralization appears to be confined to a number of thin beds within the approximately 100 metre thick sedimentary succession.  However, the mineralization is stratigraphically controlled and has been traced intermittently for several thousand metres as it outcrops around the limits of the basin.  Further extensive, detailed mapping, sampling and trenching will be required to determine the full extent and potential of this mineralized system.  Nevertheless, the Issuer is encouraged by the potential for a significant tonnage of mineralized material which may be amenable to low cost leaching technology.

Results from the exploration completed on the other properties will be released as they become available.

The information contained in this material change report has been prepared by James M. Dawson, P. Eng. who is the qualified person supervising the exploration of the Issuer’s Argentine uranium properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jerry Pogue, Acting President

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

February 8, 2006